UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 8)
                             HOMEOWNERS GROUP, INC.
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                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
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                         (Title of Class of Securities)

                                    43739N107
                                    ---------
                                 (CUSIP Number)

                            Howard L. Wolk, President
                                NAPAQ Corporation
                           4040 Mystic Valley Parkway
                                Boston, MA 02155

                                -with copies to-

                              Robert M. Rosen, Esq.
                             Lane Altman & Owens LLP
                               101 Federal Street
                          Boston, Massachusetts, 02110
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(Name,  Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                 August 11, 1997
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                                  SCHEDULE 13D

CUSIP NO.       43739N107                        PAGE    2    OF     10    PAGES
           -------------------                         ----         ----

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1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person     NAPAQ Corporation
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2   Check the Appropriate Box if a Member of a Group*                   (a) |_|
                                                                        (b) |X|
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3   SEC Use Only
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4   Source of Funds*                                 WC
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5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                      |_|
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6   Citizenship or Place of Organization                               Nevada
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  Number of          7     Sole Voting Power                           126,000
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power                         -0-
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power                      126,000
  Reporting          ___________________________________________________________
  Person With        10  Shared Dispositive Power                      -0-
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11  Aggregate Amount Beneficially Owned by Each Reporting Person      126,000
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12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  |_|
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13  Percent of Class Represented by Amount in Row (11)                    2.27%
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14  Type of Reporting Person*                                          PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




                                  SCHEDULE 13D



CUSIP NO.       43739N107                        PAGE    3    OF     10    PAGES
           -------------------                         ----         ----

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1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person  Cross Country Motor Club,
                                                       Inc.
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2   Check the Appropriate Box if a Member of a Group*                   (a) | |
                                                                        (b) |X|
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3   SEC Use Only
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4   Source of Funds*                                 WC
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5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                      |_|
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6   Citizenship or Place of Organization                     Massachusetts
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  Number of          7     Sole Voting Power                           362,500
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power                         -0-
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power                      362,500
  Reporting          ___________________________________________________________
  Person With        10  Shared Dispositive Power                      -0-
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11  Aggregate Amount Beneficially Owned by Each Reporting Person       362,500
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12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  |_|
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13  Percent of Class Represented by Amount in Row (11)                 6.522%
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14  Type of Reporting Person*                                          CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







                                  SCHEDULE 13D


CUSIP NO.       43739N107                        PAGE    4    OF     10    PAGES
           -------------------                         ----         ----

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1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person       Jeffrey C. Wolk
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2   Check the Appropriate Box if a Member of a Group*                   (a) |_|
                                                                        (b) |X|
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3   SEC Use Only
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4   Source of Funds*                                 PF
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5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                      |_|
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6   Citizenship or Place of Organization                      United States
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  Number of          7     Sole Voting Power                           3,000
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power                         -0-
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power                      3,000
  Reporting          ___________________________________________________________
  Person With        10  Shared Dispositive Power                      -0-
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11  Aggregate Amount Beneficially Owned by Each Reporting Person       3,000
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12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  |_|
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13  Percent of Class Represented by Amount in Row (11)                  .054%
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14  Type of Reporting Person*                                          IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






                                  SCHEDULE 13D

CUSIP NO.       43739N107                        PAGE    5    OF     10    PAGES
           -------------------                         ----         ----

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1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person        HAC, INC.
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2   Check the Appropriate Box if a Member of a Group*                   (a) |_|
                                                                        (b) |X|
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3   SEC Use Only
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4   Source of Funds*                                 WC
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5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                      |_|
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6   Citizenship or Place of Organization                       Delaware
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  Number of          7     Sole Voting Power                           1,147,000
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power                         -0-
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power                      1,147,000
  Reporting          ___________________________________________________________
  Person With        10  Shared Dispositive Power                      -0-
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11  Aggregate Amount Beneficially Owned by Each Reporting Person       1,147,000
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12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  |_|
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13  Percent of Class Represented by Amount in Row (11)                 20.635%
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14  Type of Reporting Person*                                          PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.














CUSIP NO.       43739N107                        PAGE    6    OF     10    PAGES
           -------------------                          ----        ----

         THIS AMENDMENT NO. 8 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS ON APRIL 4, 1996. THE TEXT OF ITEMS 4 AND 7 ARE HEREBY AMENDED BY ADDING THE FOLLOWING:

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The Merger Agreement among the Issuer, and The Cross Country Group, Inc. ("Cross Country") and CC Acquisition Corporation, affiliates of the Reporting Persons, expired as of midnight August 7, 1997, despite the fact that Cross Country advised the Board of Directors of the Issuer of its continued willingness to consummate a business combination and of its willingness to extend the Merger Agreement through 5:00 P.M., August 15, 1997 for the purpose of completing documentation. Specifically, Cross Country advised the Issuer's Board that it was willing to execute a proposed amendment to the Merger Agreement that would provide for Cross Country or one of its affiliates to commence a tender offer for all of the outstanding shares of Homeowners stock not already owned by Cross Country and its affiliates at a price of $2.06 per share, a portion of which would be held in an escrow account pending resolution of the potential tax liability that the Issuer faces as a result of the IRS's proposed disallowance of approximately $20 million in losses previously claimed by the Issuer on its federal tax returns. Cross Country's proposal also included the commitment of Cross Country to pay at least 30% of any tax liability.

         In addition to being a 30% stockholder of the Issuer, The Cross Country Group, LLC, an affiliate of the Reporting Persons, also holds a judgement against the Issuer for an amount that exceeds $4.5 million. The judgement is fully secured by the assets and stock of Homeowners Marketing Services International, Inc., the franchisor subsidiary of the Issuer, and Homeowners Marketing Services, Inc., a subsidiary of the Issuer that administers home warranties. As a result of the Merger Agreement expiring, The Cross Country Group, LLC's agreement to forbear on its judgement has also terminated.

         As an alternative proposal, Cross Country advised the Board of its willingness to engage in an all cash offer. Despite the unquantifiability of the tax liability, which could exceed $13 million, the Board advised Cross Country that it was unwilling to consider any "all cash offers" at less than $2.06 per share.

         As a 30% stockholder of the Issuer, the Reporting Persons and their affiliates remain committed to engage in a business combination that they believe will be fair to public stockholders. Consequently, on August 11, 1997, Cross Country and affiliates formally exercised their right to call a Special Meeting of the Stockholders in accordance with the Issuer's By-laws for the following purposes: (i) adoption of an amendment to the By-laws of the Issuer proposed by Cross County, which, inter alia, will (x) expand the size of the Board of Directors of the Issuer to eleven, and (y) provide that vacancies created by such expansion be filled by stockholders at the Special Meeting, any other special meeting or the next annual meeting; and (ii) election of the six nominees of Cross Country to fill the vacancies created by adoption of the amendment to the By-laws at the Special Meeting.

         In addition to the foregoing, the letter served as formal demand that the Issuer hold its Annual Meeting no later than September 30, 1997. At the Annual Meeting Cross Country intends to run a nominee to fill the Board of Director vacancy scheduled to occur at the next Annual Meeting.

         The Reporting Persons and their affiliates are also considering all possible options, including making an all cash offer directly to stockholders.





CUSIP NO.       43739N107                        PAGE    7    OF     10    PAGES
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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A.    Letter to Secretary of the Issuer demanding Special
                       Meeting.














 CUSIP NO.       43739N107                        PAGE    8    OF     10   PAGES
           -------------------                          ----        ----


         After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct. This statement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one
(1) instrument.


                                     The Cross Country Motor Club, Inc.


                                     by:  /s/   Howard L. Wolk
                                        -----------------------------------
                                         Howard L. Wolk, Vice President


                                     NAPAQ Corporation


                                     by:  /s/   Howard L. Wolk
                                        -----------------------------------
                                         Howard L. Wolk, Vice President


                                          /s/   Jeffrey C. Wolk
                                        -----------------------------------
                                               Jeffrey C. Wolk


                                     HAC, Inc.


                                     by:  /s/   Howard L. Wolk
                                        -----------------------------------
                                        Howard L. Wolk, Vice President


Dated:  August 12, 1997







 CUSIP NO.       43739N107                        PAGE    9    OF     10   PAGES
           -------------------                          ----        ----


                                    EXHIBIT A
                                    ---------


                                            August 11, 1997



VIA TELECOPIER
--------------

Karen Childress, Secretary
Homeowners Group, Inc.
400 Sawgrass Parkway
Sunrise, FL 33325

Dear Ms. Childress:

         Based upon my conversation with Paul Berkowitz of earlier today, and our understanding that the Board is holding a meeting scheduled for 1:00 p.m. today.

         In accordance with Section 2.3 of the Company's By-laws, I am writing on behalf of The Cross Country Group, Inc. and its affiliates ("Cross Country"), the holders of not less than 10% of the outstanding shares entitled to vote at any meeting of the stockholders of Homeowners Group, Inc. (the "Company") to demand that a special meeting of the stockholders of the Company be called for 1:00 p.m., September 22, 1997 (the "Special Meeting") for the following purposes: (i) adoption of an amendment to the By-laws of the Company proposed by Cross County, which, inter alia, will (x) expand the size of the Board of Directors of the Company to eleven, and (y) provide that vacancies created by such expansion be filled by stockholders at the Special Meeting, any special meeting or the next annual meeting; and (ii) election of the six nominees of Cross Country to fill the vacancies created by adoption of the amendment to the By-laws at the Special Meeting.

         In addition to the foregoing, this letter shall serve as formal demand that the Company hold its Annual Meeting no later than September 30, 1997. At the Annual Meeting Cross Country intends to run a nominee to fill the Board of Director vacancy scheduled to occur at the next Annual Meeting.














 CUSIP NO.       43739N107                        PAGE   10    OF     10   PAGES
           -------------------                          ----        ----


         We will provide you with our nominees in accordance with Section 3.2 of the Company's By-laws.

                                                   Very truly yours,



                                                   Robert M. Rosen
RMR/
cc:      Paul Berkowitz
         Gary Lipson
         Diane Gruber
         Dr. Michael Nocero
         Melvin Stewart